Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the Second Quarter of 2024

SINGAPORE, August 27, 2024 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the second quarter of FY2024 ended June 30, 2024.

Second Quarter 2024 Highlights

•	Revenue was US$183.3 million, representing an increase of 12.5% from US$163.0 million in the same period of 2023.

•	In the second quarter of 2024, the Company opened 4 new Haidilao restaurants and closed 1 restaurant in Southeast Asia that had been underperforming for a prolonged period, resulting in an increase of 3 net new Haidilao restaurants. Total number of Haidilao restaurants expanded from 119 as of March 31, 2024 to 122 as of June 30, 2024.

•	Total table turnover rate[1] and same-store table turnover rate[2] were both 3.8 times per day, compared to 3.3 times per day in the same period of 2023.

•	Had over 7.2 million total guest visits, representing an increase of 14.3% from 6.3 million in the same period of 2023.

•	Same-store sales growth[3] was 6.6%.

Ms. Yang Lijuan, CEO & Executive Director of Super Hi, commented, “During the second quarter of 2024, we focused on enhancing our local restaurant management across key areas including environment, services, products, and food safety. This approach aims to improve guest satisfaction, strengthen guest connections, and boost operational efficiency. Our efforts yielded tangible results, with our table turnover rate increasing to 3.8 times per day, up 0.5 times per day from the same period of last year. During the quarter, revenue grew by 12.5% year over year, driven by the ongoing recovery of the macro environment and our local restaurants’ concerted efforts to improve performance by enhancing guest satisfaction, expanding our guest base, capturing more diverse consumption scenarios, and optimizing product offerings. Our achievements underscore our commitment to sustainable growth and position us well for continued success in the evolving restaurant industry landscape.”

1 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period.

2 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the period.

3 Refers to the year-over-year growth of the aggregate gross revenue from Haidilao restaurant operations at the Company’s same stores for the period indicated.

Second Quarter 2024 Financial Results

Revenue was US$183.3 million, representing an increase of 12.5% from US$163.0 million in the same period of 2023.

•	Revenue from Haidilao restaurant operations was US$176.2 million, representing an increase of 12.3% from US$156.9 million in the same period of 2023. The increase was mainly driven by (i) continued recovery in international markets; (ii) our continuous efforts in increasing guest visits and table turnover rates; and (iii) ongoing business expansion and increased brand influence.

•	Revenue from delivery business was US$2.3 million, representing a decline of 11.5% from US$2.6 million in the same period of 2023. The decline was primarily attributable to the strategic decision of some restaurants to prioritize the dine-in business compared to the same period of last year.

•	Revenue from other business was US$4.8 million, representing an increase of 37.1% from US$3.5 million in the same period of 2023. The increase was a result of the growing popularity of hot pot condiment products and Haidilao-branded and sub-branded food products to local customers and retailers.

Raw materials and consumables used were US$61.7 million, representing an increase of 11.4% from US$55.4 million in the same period of 2023. As a percentage of revenue, raw materials and consumables decreased slightly to 33.7% in the second quarter of 2024 from 34.0% in the same period of 2023.

Staff costs were US$62.7 million, representing an increase of 14.8% from US$54.6 million in the same period of 2023. As a percentage of revenue, staff costs were 34.2%, compared to 33.5% in the same period of 2023. The increase was primarily due to (i) the increase in the number of employees in line with the expansion of restaurant network, and the increase in guest visits and table turnover rate, (ii) the Company’s operation strategy of ensuring sufficient number of employees to provide superior customer experience, and (iii) the increase in statutory minimum wages in several countries.

Income from operations4 was US$8.5 million, representing a decline of 14.1% from US$9.9 million in the same period of 2023. Income from operation margin5 was 4.6%, compared to 6.1% in the same period of 2023. This decline in income from operations was primarily due to (i) an increase in rentals and related expenses of US$1.9 million, mainly representing increased property management fees resulting from the opening of new restaurants and the increase in variable lease payments in line with the increase in revenue from relevant restaurants, and (ii) listing expenses of US$1.8 million.

Loss for the period was US$0.1 million, compared to a loss of US$2.2 million in the same period of 2023. This change was mainly due to an increase in revenue compared to the same period of 2023.

Basic and diluted net loss per share were both approximating nil, remaining flat compared to the same period of 2023.

4 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from (loss) profit for the period.

5 Calculated by dividing income from operation by total revenue.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the quarters indicated.

	As of/For the Three Months Ended June 30,
	2024	2023
Number of restaurants
Southeast Asia	74	70
East Asia	18	17
North America	20	18
Others(1)	10	10
Total	122	115

Total guest visits (million)
Southeast Asia	5.1	4.5
East Asia	0.7	0.6
North America	0.9	0.7
Others(1)	0.5	0.5
Overall	7.2	6.3

Table turnover rate(2) (times per day)
Southeast Asia	3.7	3.3
East Asia	4.1	3.2
North America	4.0	3.3
Others(1)	3.9	3.7
Overall	3.8	3.3

Average spending per guest(3) (US$)
Southeast Asia	19.1	19.7
East Asia	27.3	28.4
North America	41.9	47.2
Others(1)	42.4	40.3
Overall	24.4	25.0

Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	15.1	14.4
East Asia	15.2	11.6
North America	20.7	18.8
Others(1)	24.7	22.9
Overall	16.9	15.4

Notes:

(1)	Others include Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the periods by the product of total Haidilao restaurant operation days for the period and average table count during the period in the same geographic region.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the periods by total guests served for the periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the periods by the total Haidilao restaurant operation days of the periods in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same store sales for the quarters indicated.

	As of/For the Three Months Ended June 30,
	2024	2023
Number of Same Stores(1)
Southeast Asia	66
East Asia	13
North America	18
Others(5)	8
Total	105

Same Store Sales(2) (US$ in thousands)
Southeast Asia	90,736	89,692
East Asia	17,725	14,474
North America	34,862	30,848
Others(5)	19,654	17,802
Total	162,977	152,816

Average same store sales per day(3) (US$ in thousands)
Southeast Asia	15.1	14.9
East Asia	15.0	12.2
North America	21.3	18.8
Others(5)	27.0	24.5
Total	17.1	16.0

Average same store table turnover rate(4) (times/day)
Southeast Asia	3.7	3.3
East Asia	4.0	3.2
North America	4.0	3.3
Others(5)	4.2	3.9
Total	3.8	3.3

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison and opened for more than 75 days in the second quarter of 2023 and 2024, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operation at our same stores for the periods indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operation for the periods by the total Haidilao restaurant operation days at our same stores for the periods.

(4)	Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operation days for the period and average table count at our same stores during the periods.

(5)	Others include Australia, the United Kingdom and the United Arab Emirates.

Recent Developments

On June 21, 2024, the Company announced the appointment of Ms. Yang Lijuan as the new Chief Executive Officer and as executive director of the Company, effective July 1, 2024.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. As of June 30, 2024, Super Hi had 122 self-operated Haidilao restaurants in 13 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry;

Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations
Email: media.hq@superhi-inc.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended June 30,
	2024	2023
	USD’000	USD’000
Revenue	183,283	162,993
Other income	2,375	2,387
Raw materials and consumables used	(61,734)	(55,416)
Staff costs	(62,692)	(54,615)
Rentals and related expenses	(4,699)	(2,761)
Utilities expenses	(6,858)	(6,397)
Depreciation and amortization	(18,544)	(20,097)
Travelling and communication expenses	(1,731)	(1,226)
Listing expenses	(1,832)	-
Other expenses	(17,726)	(14,301)
Other losses - net	(5,785)	(8,873)
Finance costs	(1,937)	(1,991)
Profit (Loss) before tax	2,120	(297)
Income tax expense	(2,224)	(1,870)
Loss for the period	(104)	(2,167)

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	7,143	10,477
Total comprehensive income for the period	7,039	8,310

Loss for the period attributable to:
Owners of the Company	(126)	(2,074)
Non-controlling interests	22	(93)
	(104)	(2,167)

Total comprehensive income attributable to:
Owners of the Company	7,017	8,403
Non-controlling interests	22	(93)
	7,039	8,310

(Loss) Earnings per share
Basic and diluted (USD)	(0.00)	(0.00)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at June 30,	As at December 31,
	2024	2023
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	159,881	168,724
Right-of-use assets	161,604	167,641
Intangible assets	298	402
Deferred tax assets	1,625	1,995
Other receivables	1,960	1,961
Prepayment	242	295
Rental and other deposits	18,683	16,903
	344,293	357,921
Current Assets
Inventories	26,632	29,762
Trade and other receivables and prepayments	29,489	29,324
Financial assets at fair value through profit or loss	77,130	-
Rental and other deposits	2,920	3,882
Pledged bank deposits	2,994	3,086
Bank balances and cash	140,659	152,908
	279,824	218,962

Current Liabilities
Trade payables	32,994	34,375
Other payables	31,230	34,887
Amounts due to related parties	840	842
Tax payable	7,713	9,556
Lease liabilities	38,389	38,998
Contract liabilities	8,334	8,306
Provisions	721	1,607
	120,221	128,571

Net Current Assets	159,603	90,391

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at June 30,	As at December 31,
	2024	2023
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	1,273	1,347
Lease liabilities	154,420	163,947
Contract liabilities	2,533	3,098
Provisions	8,833	7,799
	167,059	176,191

Net Assets	336,837	272,121

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	550,593	494,480
Reserves	(215,728)	(224,397)
Equity attributable to owners of the Company	334,868	270,086
Non-controlling interests	1,969	2,035
Total Equity	336,837	272,121

*	Less than USD1,000

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended June 30,
	2024	2023
	USD’000	USD’000
Net cash from operating activities	23,984	36,011
Net cash (used in) from investing activities	(18,726)	1,051
Net cash from (used in) financing activities	45,348	(11,667)
Net increase in cash and cash equivalents	50,606	25,395
Cash and cash equivalents at beginning of the period	90,031	93,311
Effect of foreign exchange rate changes	22	230
Cash and cash equivalents at end of the period	140,659	118,936